Filed by AirGate PCS, Inc., AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Companies: AirGate PCS, Inc., AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc.
Commission File No.: 333-109165


                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                                   AIRGATE PCS

                           Moderator: (Drew Anderson)
                                December 19, 2003
                                   8:00 am CT


Operator:           Good day and welcome to this AirGate PCS, Incorporated
                    Conference Call.

                    Today's call is being recorded.

                    At this time for opening remarks and introductions, I would like to turn the conference over to Ms. (Drew Anderson). Please go ahead ma'am.

(Drew Anderson):    Thank you.

                    Statements made in this conference call regarding expected financial results and other planned events should be considered forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by and information currently available to management.

                    A variety of factors could cause actual results to differ materially from those anticipated. For a detailed discussion of these factors and other cautionary statements, please

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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    refer to AirGate PCS filings with the Securities and
                    Exchange Commission especially in the investment consideration section of AirGate PCS Form 10K for the fiscal year ended September 30, 2003.

                    In addition, we will be providing non-GAAP financial measures during this call such as EBITDA, ARPU, CPGA and CCPU. These metrics are a supplement to GAAP financial information and should not be considered an alternative to or more meaningful than GAAP financial information.

                    A reconciliation of these non-GAAP financial measurements to the most directly comparable GAAP financial measure is included as a schedule to our earnings release which has been filed with the SEC on Form 8K.

                    I would now like to introduce Tom Dougherty, Chief Executive Officer and President of AirGate PCS. Please go ahead sir.

Thomas Dougherty:   Good morning and thanks (Drew) and thank you all
                    for joining us. With me today is Will Seippel, the Chief
                    Financial Officer of AirGate PCS.

                    The purpose of this call is to review financial and operating trends reflected in our fourth quarter of fiscal 2003 for the three month period ended September 30, 2003.

                    We issued a news release yesterday evening and each of you should have received a copy of the release and the accompanying financial summary.

                    I'll begin our discussion today with some brief comments about the company and then turn the call over to Will who'll follow with more detailed information about our fourth quarter and the operating metrics as well as financial results.
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                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    Then we can update our investors on recent events as well as the status of our proposed recapitalization plan.

                    This was another successful year and quarter as we made further strides under Phases I and II of our four phase strategy for AirGate. I thought it would make sense to touch on our progress under this plan and to remind investors about our view of future elements of the strategy.

                    As we articulated in our last conference call, we're pursuing a four phase strategy in which Phase I addresses the operational costs immediately within our control and Phase II addresses our capital structure.

                    As part of Phase I, we have addressed the operational costs immediately within our control so we can improve EBITDA and our cash position. This is the bulk of what we have carried out so far as part of our smart growth strategy.

                    We have addressed and will continue to address operational issues by doing the following: Focusing on adding higher value subscribers.

                    During last year, 69% of our activations were in the prime category and during the past quarter, 76% of our activations were in the prime category.

                    We've reduced headcount by about 28% over the last year from over 640 employees to about 460 employees today.

                    Rebuilding our finance and accounting staff in Atlanta and moving it from Geneseo, Illinois.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    Eliminating the lowest productivity distribution retail
                    outlets to keep controllable elements of the CPGA within a reasonable range.

                    Reducing capital expenditures while exceeding network performance standards and generally managing our vendor relationships more effectively to reduce costs.

                    Largely, as a result of these efforts, we have experienced the following.

                    Our quarterly EBITDA has been at or above $14 million for the last three quarters whereas all prior quarters had either been negative or a low single digit positive.

                    And our cash has increased from 4.9 million in the fourth quarter of 2002 to 54.1 million at the end of the fourth quarter of 2003.

                    Suffice it to say, the build up of this cash is one component that has provided us the financial flexibility to reach future phases of this strategy.

                    Phase II. As for Phase II, we're addressing our capital structure. We're in registration with our bond exchange deal but I will not go into detail on this point as Will will be able to provide some insight into where things stand on our proposed recapitalization plan a bit later in the call.

                    That brings us to the third phase of the four phase plan addressing churn, bad debt and key operating issues that are currently controlled by Sprint.

                    We believe we can enhance our customer care and related services in order to reduce churn, lower bad debt and improve customer satisfaction as well as improve our knowledge of our customers.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    Two recent surveys performed by a leading consumer opinion company by two leading companies on customer care within the wireless industry included that Sprint's customer care does not lead the industry.

                    Achieving lower churn and bad debt expense are particularly critical in our market as we face competition from providers who traditionally had some of the best metrics in the industry. As a result, we've been exploring ways to improve the quality and the cost of customer care and similar services.

                    We believe improvements in these areas could result in as much as five to ten percentage points of improvement in our EBITDA margin therefore, we're evaluating potential improvements in costs and service from Sprint and simultaneously reviewing the benefits of outsourcing these services to another vendor who can provide industry leading customer care at a reasonable price.

                    After addressing operational and capital structure issues in Phases I through III, we can move to the accelerated phase of our smart growth strategy. At that point, each additional subscriber added should be more profitable and it would be more advantageous to ramp up our growth.

                    Our goals in this phase of the strategy would include building meaningful long term growth by adding profitable subscribers, expanding our distribution, offering targeted marketing programs tailored to the needs of our customer base and diversifying our products and services to better meet the needs of our customers.

                    We believe we can capitalize on the Sprint Wireless product and service offerings and take advantage of new product
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    opportunities to build on new growth initiatives including
                    PCS vision, data services and wireline to wireless migration opportunities.

                    With this said, I'll turn the call over to our Chief Financial Officer, Will Seippel. Will.

William Seippel:    Thanks Tom. I'll go over the highlights of the
                    financial results and operating statistics for the quarter as well as the year ending September 30, 2003 and then provide an update on the status of our proposed recapitalization plan.

                    In regards to iPCS and some of the inclusions and exclusions and as some of you have talked with me over the past couple of weeks, the iPCS accounting is certainly complex and in some cases, somewhat confusing.

                    So before jumping into the operating results, I wanted to note that because of iPCS's Chapter 11 bankruptcy filing on February 23, 2003, after that date, AirGate no longer consolidates the accounts and results of operations of iPCS, I will limit my comment to our AirGate on a stand-alone basis.

                    I wanted to point out to those reading our financial reports and filings that our quarterly consolidated results for 2003 do not include iPCS and our fiscal year consolidated results include iPCS only through February 23, less than a five month period.

                    The accounts of iPCS are recorded as an investment using the cost method of accounting subsequent to their bankruptcy petition date and as a result, the consolidated balance sheet as of September 30, 2003 does not include the consolidated accounts of iPCS. However, it does include the company's investment in iPCS as of February 23, 2003.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    In regards to the iPCS Trust, on October 17, 2003, AirGate transferred its iPCS stock to a Trust organized under Delaware law and no longer has any interest in iPCS.

                    As a result of this transfer, iPCS will be accounted for as a discontinued operation as of that date and the iPCS investment of approximately $184 million will be eliminated and reported as a non-monetary gain from disposition of discontinuing operations in the first fiscal quarter of 2004.

                    So with that said, we can move on to the AirGate stand-alone operations.

                    First, I would like to discuss our subscriber statistics. We ended the quarter with 359,460 subscribers compared to 339,139 a year ago. This represents a 6% growth.

                    With respect to 3G subscribers, approximately 15% of our subscribers are 3G subscribers and contribute approximately $2 to ARPU when averaged across the entire subscriber base.

                    Gross adds for the quarter were 34,464 versus 48,276 a year ago. Although we were close to where we had said the results would come out for the quarter in regards to the subscribers from the earlier conference call and with the plan of operations in the S-4, additions were lighter than originally expected at the time we did our budgets earlier in the year due to the loss of distribution channels such as Circuit City and a decline in market share.

                    We had made progress during the current quarter in bolstering distribution in the addition of another major local distributor.

                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
                                                                         Page 8

                    For the year, gross adds were 172,000 versus 247,000 in the year ago period. Prime credit quality gross additions as Tom had alluded to were up and as a percentage of total growth additions, we're about 76% for the quarter versus 60% a year ago and 61% last quarter.

                    At the end of the quarter, prime subscribers as a percentage of total subscribers stood at 72% versus 65% a year ago.

                    To provide some insight into the effect of the improved quality of the subscriber base since January of this year, past due accounts that we have within our receivables detail have fallen from 33% to 27%.

                    Churn, net of 30 days return, was 3.41% in this quarter versus 4.3% in the year ago quarter. Compared to the quarter ended June 30, 2003, we experienced uptick in churn of about 50 basis points which we believe is consistent with the results of the other public Sprint affiliates.

                    Although churn spiked during the quarter, we have subsequently seen it come back down to lower levels despite the implementation of WLNP. For the year, churn was 3.2% versus 3.5% in the year ago period.

                    Net additions for the quarter were negative at 4697 versus 1836 positive a year ago.

                    As I touched on, these negative net adds were due to later than expected gross additions as well as a bump in the churn rate by about 50 basis points from the prior quarter.

                    For the year, net additions were 20,321 versus 104,116 in
                    the year ago period.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
                                                                         Page 9

                    Second, I'd like to discuss our revenue and net income. During the quarter, AirGate reported total revenues of 89.3 million and for the one year period, we reported total revenues of 331 million point three.

                    As for net income, AirGate reported a net loss of 7.8 million for the three months ended September 30, 2003 and for the year period, the company reported a net loss of 42.2 million.

                    In regards to revenue and ARPU and getting into a little more of the detail, of the 89.3 million of total revenues we reported for the quarter, 66.5 million was from service revenue, 19.6 million from roaming revenue and 3.2 from equipment revenue.

                    Of the 331.3 million of total revenues we reported for the year, 251.5 million was from service revenue, 68.2 million from the roaming revenue and 11.6 million from equipment revenue.

                    In regards to the ARPU, as for the average revenue prescriber (sic) excluding roaming, this statistic came in at $61 compared with 60 for the third fiscal quarter of 2003.

                    MRC was up more than a dollar due to both from increases in MRC voice plans as well as the increased penetration of data services. Despite a small contraction in our subscriber base, the absolute dollars from MRC increased during the quarter and I think truly represents the value of the new customers.

                    Furthermore, revenue from the quarter included a 1.9 million special settlement from Sprint.

                    For the year, ARPU was $60 compared to 61 for the prior year.

                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    The ratio of inbound traffic to outbound traffic was 1.37 to one during the fourth fiscal quarter compared to 1.43 to one at the prior year's quarter. This is an increase from 1.34 to one in the third quarter of 2003.

                    Fourth, going on to operating statistics, CCPU or cash cost per user was $52 for the fourth fiscal quarter compared to $62 reported in the prior year's quarter. These improvements were the result of change in roaming rates among Sprint related companies, lower bad debt expense in telco costs as well as head count reductions.

                    For the year, cash cost per user was $50 compared with 59 reported a year ago.

                    In regards to CPGA or cost per gross addition, this was $403 for the quarter compared to 505 in the year ago quarter. We continue to spend our sales and marketing dollars more wisely with advertising and promotions and have closed the lowest productivity stores over the last year which lowers our recurring sales cost.

                    Furthermore, as we have pointed out before, I will note that while we are decreasing our CPGA year over year, we are also increasing our proportion of prime gross adds as a percentage of total gross adds.

                    For the year, cost per gross addition was $364 compared with 387 a year ago. EBITDA for stand-alone AirGate was 15.3 million for the quarter, an increase of 21.5 million over the prior year's level of a loss of 6.2 million.

                    For the year, EBITDA was 46.8 million compared to a loss
                    last year of 16.7 million.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    In regards to cap ex, cap ex in the three months ended
                    September 30, 2003 totaled 7.1 million compared to the 9.1 million in the quarter last year. Because the network has been upgraded to 1X technology, incremental cap ex has been minimized in spite of the significant increase in traffic over the network from last year.

                    The cap ex during the quarter related to increasing switch capacity and adding channel elements to our base stations to further improve network performance.

                    While during 2003, we added only 12 cell sites, we anticipate adding in the neighborhood of 30 cell sites during 2004.

                    For the year, cap ex was 16.1 million versus 41.3 million during 2002.

                    And on to the balance sheet.

                    Looking at our balance sheet, the company had $54.1 million in cash and cash equivalents at September of 2003, an increase of 23.3 million from the prior quarter and an increase of 4.9 million from September 30, 2002.

                    During the quarter, we drew down the remaining available $9 million under our credit facility. During the year, we increased cash and cash equivalents by 49.2 million.

                    The increase over the year is primarily attributable to 10.5 million from ongoing Sprint special settlements, 39.7 million from other operating cash flow activities and 17 million in additional borrowings offset by 16 million in cap ex and $2 million in payments under the credit facility.

                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    At the end of the quarter, some other events have happened that I would like to touch on.

                    First, in regards to the amendments in our credit facility, AirGate entered into an amendment to its credit facility on November 30, 2003. Certain changes are effective and are used in determining compliance with financial covenants for periods ending December 30, 2003 and thereafter.

                    These changes clarify certain ambiguities and modify the definition of EBITDA and the period for calculating for purposes of complying with financial covenants under the credit facility. We expect these changes to help us in complying with our financial covenants for the next 12 months.

                    Under the amendment, AirGate is required to prepay $10 million of principal on the date the restructuring is complete. Of this prepayment, 7.5 million will be credited against principal payments otherwise due in 2004 and 2.5 million will be credited against principal payments otherwise due in 2005.

                    AirGate and my willingness to prepay is an indication of our confidence in our ability to continue to generate cash as we have in the last year.

                    Other changes are not effective unless the restructuring is complete. With this amendment, the company believes it will meet its debt covenants for 2004.

                    I want to take a moment to acknowledge the efforts of and provide a thanks to Lehman Brothers in working with the banks as well as thanking the banks themselves in reaching this amendment. They all showed a strong knowledge of our
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
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                    business as well as the challenges we face. The result was the banks representing 84% of the amounts outstanding under our credit facility agreed to the terms of this amendment.

                    To help us confront the challenges we face, the banks have demonstrated flexibility in providing us breathing room when necessary so we can pursue efforts that we believe ultimately create more value for all parties.

                    Specifically, we believe the carve outs of the EBITDA for covenant purposes were startups related to our outsourcing of customer service as well as expenses related to negotiating with Sprint will enable AirGate to pursue path that we would have been hard pressed to pursue without such carve outs.

                    The banks have been very supportive of our goals and I look forward to a continued good working relationship with them.

                    In regards to wireless local portability, as appears to be consistent with the experience of most other wireless operators, it appears that WLNP has not had a significant effect on our business in the approximate 35% of our markets in which it was implemented in November 24. It's almost seemed like the Y2K of 2004.

                    To date it appears that the levels of port ins and port outs are quite a bit lower than most analysts have thought and consultants had expected. Having said that, it is still too early to predict the full effect of WLNP going forward.

                    In regards to Sprint and the roaming rate announcement, on December 4, 2003, Sprint notified us of their unilateral decision to reduce the reciprocal roaming rate to 4.1 cents per minutes of use in 2004.

                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
                                                            Confirmation #215156
                                                                         Page 14

                    To provide a frame of reference on how this would have impacted our financials for the entire fiscal 2003, if such a rate had been in place then, we estimate it would have increased our net losses by $4.3 million.

                    As many of you are aware, two other public PCS affiliates, Alamosa and UbiquiTel have accepted offers from Sprint related to locking in roaming rates amongst the Sprint family that are higher than the 4.1 cents imposed on AirGate as well as service (unintelligible) fees lower than what AirGate is presently being charged for the next three years.

                    I suppose many investors wonder why they have not seen an agreement between AirGate and Sprint.

                    Now with our year end audit out of the way, the S-4 complete, the credit facility amendment squared away and some of the recapitalization work completed in moving the finance group to Atlanta, we will be able to focus more intently on pursuing how to best maximize our long term value with respect to the potential to outsource customer care and billing and our relationship with Sprint.

                    We are still examining all alternatives and will pick the best one at the appropriate time.

                    In regards to the audit opinion, in connection with the
                    audit of our year end financial results, KPMG, our independent auditors included an explanatory paragraph for going concern in their audit opinion with respect to the fiscal 2003 financial statements.
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    Such a paragraph would result in a default under our credit facility. We have obtained an amendment to our credit facility to permit this paragraph and to prevent a default under the credit facility.

                    The audit process was very complicated and took longer than expected due to a few issues. The single biggest issue was the treatment and related treatment of iPCS that I alluded to in the beginning.

                    The company and its auditors and the SEC all had to struggle through the issues about how to account for iPCS. While at the end of the day, it is the subsidiary with no recourse to AirGate and zero cash impact, it's amazing the amount of accountants it took to figure out and to pay the accountants for something that had a zero cash impact to the company.

                    It nonetheless needed to be resolved so that it could be accounted for properly according to GAAP and the new law. We have made significant strides in improving our settlement process with Sprint in getting a better grasp of the data we receive from Sprint. Furthermore, Sprint has stepped up and improved its dissemination of (dated) AirGate regarding our subscribers. I would like to thank the people at Sprint who have worked with us on improving access to data about our subscribers.

                    In regards to the recapitalization, I'd like to now address the proposed recap plan and the contemplated timing. In order to launch the Exchange Offering Schedule of Shareholders Meeting, we must complete the SEC review process.

                    By finishing our year-end audit and filing our 10-K, we certainly were way ahead of where we did this last year. We've cleared a major step needed to complete the SEC review process. Once the SEC review process is complete, we will
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
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                    announce the launch of the Exchange Offer, which must remain open for 20 business days after we launch. We plan to set the Shareholder Meeting date for the same date the Exchange Offer expires.

                    Lastly, I'd like to thank the bondholders for their continued strong support and for hanging in there with us. With that, I'd like to turn the call back over to the operator. Operator, we're now ready to take questions on the call.

Operator:           Thank you, sir. If you would like to ask a question on
                    today's call, you may do so by pressing star 1 on your touchtone telephone. Again, to ask a question, you may do so by pressing star 1 on your touchtone telephone. If you are on a speakerphone, please make sure your mute function is turned off until I re-signal to (return) equipment. Once again, that is star 1 to ask a question.

                    We'll take our first question from (Mark Duresi) with Raymond James.

(Mark Duresi):      Hi. Good morning.

Thomas Dougherty:   Good morning.

(Mark Duresi):      A couple questions about the Sprint reciprocal
                    rate. I guess first of all, what percentage of your roaming revenues is coming from Sprint customers?

Thomas Dougherty:   Something in excess of 90%, it's probably about 93%.

(Mark Duresi):      Okay. And how - is - do you have a timeframe for
                    how long that new rate would be in place? In other words, is there another scheduled step-down, as you know?
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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Thomas Dougherty:   Well, Sprint has exercised an annual review of this.

(Mark Duresi):      Okay.

Thomas Dougherty:   They have said that this will be the rate for the
                    year 2004, calendar year 2004.

(Mark Duresi):      Okay. Okay. And then changing topics, could you
                    just clarify where you stand and what your strategy is in terms of potential outsourcing of some of the, you know, the back office and other functions that are being performed by Sprint? Have you guys decided definitively that you're going to pursue the outsourcing? Could you just kind of clarify what your position is there?

Thomas Dougherty:   We'll be able to clarify much more for you once
                    this bond deal is done exactly what we're going to do. The rate at which we are evaluating these has to be somewhat inhibited by my participation in the transaction.

                    But we have three good options on the table and we're evaluating the Sprint proposals alongside those three outsource options. I will address this as quickly as I can for the simple reason that, you know, there's money to be saved and there's strategies to be implemented as soon as the decision is made.

                    But quite frankly, I'm - it's me more than anything else that this has slowed us down. We're doing just fine on the making the evaluation though.

(Mark Duresi):      Okay.  Thank you.

Thomas Dougherty:   We do have a - just one last thing I will say is
                    that while we have quite a bit of information from the three
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                                                                     AIRGATE PCS
                                                     Moderator:  (Drew Anderson)
                                                             12-19-03/8:00 am CT
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                    outsourcing candidates, we're lacking a little bit of
                    information to finalize our determination about the Sprint alternatives. And as soon as we get back and we get the three of them put together, we'll be in a good position to make a decision.

(Mark Duresi):      Okay.

Operator:           We'll take our next question from (Pat Nyson) with Credit
                    Suisse First Boston.

(Pat Nyson):        Good morning.

Thomas Dougherty:   Good morning.

(Pat Nyson):        Just a follow-up on the previous question. As far as
                    the Sprint deal is concerned, to what extent is your thinking altered by the announcement they made earlier this week in relation to the converges billing relationship in which they expect to see their number was cash operating expense savings of $100 million in 2004?

                    And then additionally, just as far as - it sounds like once you complete the bond restructuring, then you'll have a definitive determination as to directionally where you're going to outsource or to take the Sprint deal. But if you were to outsource, how with the - your thinking on timing as to when you would be able to fully implement the outsourcing relationship?

Thomas Dougherty:   Well, outsourcing timing, just so we can be clear
                    about this, there are - there is - everyone of the
                    outsourcing candidates has their own timetable for
                    implementing it but it would probably take somewhere in the range of three to six months to actually implement the
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                    changes that are necessary. We're also dependent on Sprint opening up some of their systems to us in order to make that implementation as quickly as possible.

                    In terms of the billing system changes that the way that Sprint was going about it, I think it does make it easier for us to evaluate because we know what the current billing system can do. It makes us easier - it easier for us to understand what Sprint is offering. It does not, however, impact us directly in the financials because while Sprint may be saving money, there's nothing that they have indicated to us since that publication that they would pass those savings on to us.

(Pat Nyson):        Okay. I guess I'm not surprised. Okay. And then -
                    and just as far as on the operational basis, William talked about the fact that churn has improved from the September quarter, you saw improvements in October and November. So kind of away from LNP, what would you attribute the improved churn to? And can you give us a sense of kind of the magnitude of the improvement that you see?

Thomas Dougherty:   Well, the improvement obviously is at least
                    partially attributable to the higher quality of our customer base. And what we have seen is that the greater number of prime customers, if we can satisfy their needs, there's no reason to think that they will not only be satisfied with the service but also will pay their bills.

                    But the - projecting forward, I think there are a number of things that will determine our future churn rate, not the least of which is the positioning of the Sprint brand within the marketplace and having the future performance of customer care and our network bring high quality subscribers, high quality service so that we can reduce our churn.
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                    I don't see any one event that is going to bring increased churn and I don't see any one event that is going to dramatically decrease it until we have a better handle on this customer carriage.

(Pat Nyson):        Right. Okay. And then I guess just finally on the
                    LNP, you talked about the fact that the porting requests both in and out are lower than expected which is always in consistence with - from some others but could you characterize what - as to whether you are a net beneficiary or do you see something net (loser) just even in those lower amount of port requests?

Thomas Dougherty:   Yeah. In the lower number of ports that we have,
                    I would describe us, as more or less, balanced in our ports in and ports out.

(Pat Nyson):        Okay.  Thanks a lot.

Operator:           We'll take our next question from (Sam Martini) with (Caubo)
                    Capital.

(Sam Martini):      Hey, Will, how are you?

William Seippel:    Oh, pretty good, (Sam).

(Sam Martini):      What's - I just - you can't give any better color
                    on churn for October/November? I mean the directional trends sound like it's sort of in a steady state but you indicated it was better. You can't - to follow-up to the past question on the magnitude you can't give us anything there, a solid number?

William Seippel:    We can't be any more specific, (Sam), than what
                    we've already provided in the documents. We have to be very, very cognizant that we're in an offering period.
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(Sam Martini):      Fair enough. Can you give me what bad debt was for
                    the quarter then?

William Seippel:    Three point four.

Thomas Dougherty:   The quarter ended September 30th...

William Seippel:    Three point four percent.

(Sam Martini):      Three point four percent.

William Seippel:    And as I noted that one of the great beneficiaries
                    of these prime customers is that the bad debt rate goes down, your receivables come in which they have marketably, you end up with more lines per account and I think five more of the add-on products. I mean it's a, you know, you see a real strengthening of the financial position of the company even though the customer base has not grown dramatically.

(Sam Martini):      Right. And then finally, some of the - there was a
                    trend in the last quarter with people discussing Sprint pricing plans being a bit off market, do you think that Sprint's plans are now better suited to what your customers want? Are you seeing that reflected in, you know, absent some of the noise that we're seeing in your, you know, your gross adds, etc.; are you seeing more favorable feedback to the way Sprint is pricing their plans, things that are out of your hands, that is?

Thomas Dougherty:   Sprint has offered some new plans that are
                    particularly attractive to families and they've offered some very attractive handsets and continue to offer a vision
                    product that is probably the best in the industry in terms of data and voice combination. Additionally, there's a new
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                    product out -- Push-To-Talk. So all of those things have
                    helped to enhance Sprint's position in the marketplace. It leaves them much more attractive from a customer's point of view than they were say three or four months ago.

(Sam Martini):      And what's your overlap with Nextel or Nextel Partners?

Thomas Dougherty:   Nextel Partners has a much smaller footprint than
                    we have in our territory. Nextel is not in our territory.

(Sam Martini):      And you don't have - is it 25%, 30%, 70%, I mean...?

Thomas Dougherty:   You mean the overlap?

(Sam Martini):      Yeah. I mean where - if you look at Push-To-Talk,
                    I mean it's becoming more - it's becoming at least somewhat more commoditized but, you know, if Nextel is soon to be the leader, what's your - can you just give a rough overlap with
                    - on an op basis on...?

Thomas Dougherty:   Yeah. I'll - without seeing their footprint here
                    in front of me, I would estimate that we probably - they have a footprint that's roughly 60% of our footprint.

(Sam Martini):      Okay, guys.  Good luck.  Thanks.

Thomas Dougherty:   Thank you.

William Seippel:    Thank you.

Operator:           We'll take our next question from (Mark Bishop) with The
                    Boston Company.
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(Mark Bishop):      Yeah. Hi. I just wanted to clarify where you stand
                    with PCS right now? You mentioned that they've told you about the new roaming rates. So you're still in discussions with them concerning the customer service and so they've told you this new roaming rate. But like Alamosa has settled with them for a much better roaming rate for the next year.

                    And is the thought that this proposal on the table that you could take the same rates what they've given to everyone else as well as take their customer service or else you can, you know, accept this other roaming rate that they're talking about, you know, and go find your own customer service or something in between? Is that kind of where your discussions are?

Thomas Dougherty:   I think you summed it up pretty well. Sprint has
                    offered an alternative to us that, you know, is very similar to what Alamosa and I believe UbiquiTel have agreed to and they've offered us that and this reduced roaming rate with Service Plus that we don't yet have the total service costs scheduled for 2004.

                    But until we see that and we see the - all of the other options that we can pursue, it's very difficult to make a final determination. I would expect sometime in January we will see the prices for the other services for Sprint when they publish their annual price for services.

(Mark Bishop):      Services meaning customer service?

Thomas Dougherty:   Customer service for, you know, things like
                    national platform, all that sort of thing; they publish those once a year and we would expect to see those in the new year.

(Mark Bishop):      Okay.  Great.  Well, thank you.

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Operator:           We'll take our next question from (Marion Pablus) with CTR -
                    CRT.

(Marion Pablus):    I actually had a question on the projections in
                    your recent S-4. Is there anything going forward that you should be adding back to the EBITDA? Can this contain any charges that could be considered a one-time and anything that happened related to the recent Sprint roaming rate adjustment, anything like that?

William Seippel:    No. We looked - I will say that we look at EBITDA
                    in two fashions; one is the carve-outs we're allowed to take from the bank in regards to any costs incurred with the negotiations with Sprint as well as the financial restructuring charges that are related to the deal that we're in the middle of. And those, you know, we had some of those in the fourth quarter.

                    But, you know, looking at the model in the S-4, that certainly has taken into account Sprint lowering the travel rate to us. And certainly, if we are able to get them to be more gracious in the number for next year, it could be upside to the plan.

(Marion Pablus):    Okay.  Thank you.

Operator:           We'll take our next question from (Mike Rollins) with
                    Citigroup Smith Barney.

(Mike Rollins):     Hi. Good morning. I have a quick question on the
                    mix of customers. I've observed in the last month or so,
                    you've picked up the advertising as a franchise family plans and I was wondering how that's effecting gross adds? What
                    kind of mix you expect from family plans? And is that also affecting the percentage of customers that are coming on as prime versus sub-prime?
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Thomas Dougherty:   Let me answer the last question first. In order
                    to qualify for multiple phones, people have to have a fairly decent credit rating. So we're getting something in the order of magnitude of a 20% take rate on the multiple phone, you know, family plan, if you will, and those people are virtually all good credit class.

(Mike Rollins):     And then the mix of family plans in your gross adds?

Thomas Dougherty:   I said I think we have about a 20% take rate on
                    the multiple phone, you know, the family plan where we would expect that to, if anything, as we get closer to Christmas, to increase a bit. But, you know, probably it won't increase much beyond say 25% or 30% in our - in the coming weeks.

(Mike Rollins):     And is that enough to affect ARPU in terms of the
                    promotion since - is it free for a few months?

Thomas Dougherty:   Yeah. The first couple of months, the ADA phone
                    is free. But when you look at it over the life of the high credit quality customer, it is not significant. And the ARPU actually improves as you go forward because believe it or not, the bundle of minutes is usually, you know, as people get more and more addicted to the service, there could very well be an overage or people assign themselves a higher MRC.
                    So we're actually pretty happy with this - the results so far.

(Mike Rollins):     Thanks very much.

Thomas Dougherty:   Thank you. Operator, I think we should probably
                    take one more call, one more question, and then that should be enough.

Operator:           Our last question comes from (Antone Aniss) with Morgan
                    Stanley.
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(Antone Aniss):     Hi, guys, thanks for taking the question.

Thomas Dougherty:   Hi, (Antone).

(Antone Aniss):     Most of the, you know, key questions have been asked
                    but just curious, I think you mentioned that Sprint had offered you a very similar deal to the one they cut with Alamosa and UbiquiTel and if I think back to the Alamosa, you know, the Sprint affiliate amendments, those were predicated upon the balance sheet restructuring.

                    So I'm curious if there are any contingencies with respect to, you know, the deal that's been maybe willing to extend to you, you know, as far as your own balance sheet de-levering and issues are concerned?

                    And the second just quickly for Will, I could probably get this you're your K, but if you don't mind just walking us through the, you know, $14 million of cash build net of the drawdown on the bank facility? That would be helpful. Thanks.

Thomas Dougherty:   The - I'll take the short one and then Will can
                    take the long one, how's that?

William Seippel:    Sounds good.

Thomas Dougherty:   Sprint has made offers to the Sprint affiliate
                    that I believe all of us have a requirement to have our
                    balance at a place that's somewhat better than it was some time ago. So I'm sure that our recapitalization will make
                    Sprint more attractive to us and want to make our offer even more attractive than it is today.
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                    Will, do you want to answer the question about the - maybe you could restate the question, if you don't mind?

(Antone Aniss):     Oh, sure. I think your cash build in the quarter was
                    about $23 million and that included a $9 million drawdown in the bank facility. So I'm just curious if you could quickly walk us through the $14 million of cash build? I'm assuming that included $1.9 million from Sprint settlements, right?

William Seippel:    Largely, the increased cash which was kind of
                    impressive since we accelerated our cap exs, if you noticed that we had a lot of pent-up demand were cap ex in the field because we had managed it so tightly during the year, that ongoing operations was extremely strong. There was some provided through working capital. And I think that's pretty much it if you look at the fact that fourth quarter, our calendar year, our first fiscal quarter is usually a quarter when cash goes out due to taxes, due to buying up of inventory.

                    And the third calendar quarter is usually the largest build for us just with the timing of items, both from working capital and in regards to the company of ongoing operations with payments coming through from roaming and things like that, you know, with the summer seasons at the beach and so you can see it come through well in operations. But it's a nice pop usually in the third calendar quarter or our fourth fiscal quarter.

(Antone Aniss):     Right, from a foreseeable (unintelligible). And, you
                    know, I'd like to think...

William Seippel:    We're...

(Antone Aniss):     I'm sorry.
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William Seippel:    We're real pleased with the cash position and, you
                    know, start - it was actually our idea in dealing with the banks to give them the $10 million early assuming the deal closes.

(Antone Aniss):     Okay.

William Seippel:    You know that was not at the bank's request; that
                    was our idea, just to lower our interest expense.

(Antone Aniss):     I'm sure they did not protest.

Thomas Dougherty:   Okay.

(Antone Aniss):     All right.  Thanks so much.

William Seippel:    All right.

Thomas Dougherty:   Thank you. Operator, I think that pretty well
                    finishes up. I'd like to thank all of you for participating on the call today and we look forward to moving ahead with our recapitalization plan and improving the metrics of the company even further so that we can provide more and more value to both our debt holders and our equity holders in 2004. Thanks again for being on the call.

Operator:           This does conclude today's conference call. At this time,
                    you may disconnect.


                                       END